Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  001-06047
                     Subject Company:  GPU, Inc.



Reference is hereby made to the below listed filings of FirstEnergy Corp. pursuant to Rule 425 of written communications relating to the proposed merger of FirstEnergy Corp. and GPU, Inc., which filings were inadvertently filed with FirstEnergy Corp. listed as the "Subject Company." Such filings should have listed, and are hereby amended to list, GPU, Inc. as the Subject Company. Please refer to those filings for the actual text of the written communications filed thereby.

Filing Date     Description
-----------     -----------

8-08-2000       Press Release: FirstEnergy Corp. and GPU, Inc. Announce
                Merger

8-09-2000       FirstEnergy Corp. Fact Sheet -- August 8, 2000

8-09-2000       FirstEnergy Corp. and GPU -- Slide Presentation

8-10-2000       FirstEnergy Corp. and GPU Analyst Teleconference Call
                August 8, 2000 10:30 a.m. EDT - Transcript

8-10-2000       FirstEnergy Corp. and GPU Analyst Meeting & Teleconference
                Call August 9, 2000 8:30 a.m. EDT - Transcript

8-11-2000       Employee Update Special Edition Aug 9 2000 Vol. 4.18 GPU
                to join FirstEnergy

8-11-2000       Retiree Update August 2000

8-16-2000       Senior Management Presentation: Corporate Strategy: On
                Course August 2000 - Slides

8-16-2000       Senior Management Presentation Corporate Strategy: On
                Course August 2000 - Transcript

8-17-2000       FirstEnergy Corp. 2000 Mid-Year Report to Shareholders

8-24-2000       Employee Update Aug 24 2000 Vol. 4.19 Merger Question Line
                Q&A